SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-36625

CyberArk Software Ltd.

(Translation of registrant’s name into English)

CyberArk Software Ltd.

9 Hapsagot St.

Park Ofer 2, POB 3143

Petach-Tikva, 4951041 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

On February 4, 2026, CyberArk Software Ltd. (the “Company”) issued a press release entitled “CyberArk Announces Record Fourth Quarter and Full Year 2025 Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in (i) the consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-200367, 333- 202850, 333-216755, 333-223729, 333-230269, 333-236909, 333-254152, 333-254154, 333-263436, 333-270222, 333-270223, 333-277932, 333-280349, 333-285753 and 333-285751).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: February 4, 2026	By:	/s/ Erica Smith
Name: Erica Smith
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release entitled “CyberArk Announces Record Fourth Quarter and Full Year 2025 Results”

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